SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)

                             (Amendment No. 3)

                          ESC Medical Systems Ltd.
                              (Name of Issuer)

               Ordinary Shares, NIS 0.10 par value per share
                       (Title of Class of Securities)

                                 M40868107
                               (CUSIP Number)

                            Barnard J. Gottstein
                         Carr-Gottstein Properties
                      550 West 77th Avenue, Suite 1540
                          Anchorage, Alaska 99501
                               (907) 278-2277
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              with a copy to:

                           Joseph J. Giunta, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                     300 South Grand Avenue, Suite 3400
                     Los Angeles, California 90071-3144
                               (213) 687-5000


                               March 22, 1999
          (Date of Event which Requires Filing of This Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:
                                                 /  /



 CUSIP No. M40868107                 13D
 ----------------------------------------------------------------------------
 (1)  NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Barnard J. Gottstein, as trustee of the Barnard J. Gottstein Revocable
      Trust
 ----------------------------------------------------------------------------
 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         ___
                                                     (a)/  /
                                                     (b)/X /
 ----------------------------------------------------------------------------
 (3)  SEC USE ONLY

 ----------------------------------------------------------------------------
 (4)  SOURCE OF FUNDS*
      PF, OO
 ----------------------------------------------------------------------------
 (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                          ___
                                                 / X/
 ----------------------------------------------------------------------------
 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      UNITED STATES

 ----------------------------------------------------------------------------
                                    : (7)  SOLE VOTING POWER
                                    :      1,932,134 shares held by
                                    :      the Barnard J. Gottstein
                                    :      Revocable Trust, for which
                                    :      Barnard J. Gottstein serves
                                    :      as Trustee.
                                    :----------------------------------------
  NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING POWER
  OWNED BY EACH REPORTING           :      0
  PERSON WITH                       :----------------------------------------
                                    : (9)  SOLE DISPOSITIVE POWER
                                    :      1,932,134 shares held by
                                    :      the Barnard J. Gottstein
                                    :      Revocable Trust, for which
                                    :      Barnard J. Gottstein serves
                                    :      as Trustee.
                                    :----------------------------------------
                                    :(10)  SHARED DISPOSITIVE POWER
                                    :      0
 ----------------------------------------------------------------------------
 (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,932,134 shares held by the Barnard J. Gottstein Revocable Trust, for which Barnard J. Gottstein serves as Trustee.
 ----------------------------------------------------------------------------
 (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                   /  /

 ----------------------------------------------------------------------------
 (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.42%
 ----------------------------------------------------------------------------
 (14) TYPE OF REPORTING PERSON*
      IN



           CUSIP No. M40868107           13D
 ----------------------------------------------------------------------------
 (1)  NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Barnard J. Gottstein Revocable Trust
 ----------------------------------------------------------------------------
 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  ___
                                              (a)/  /
                                              (b)/X /
 ----------------------------------------------------------------------------
 (3)  SEC USE ONLY

 ----------------------------------------------------------------------------
 (4)  SOURCE OF FUNDS*
      PF, OO
 ----------------------------------------------------------------------------
 (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)           ___
                                                 /  /
 ----------------------------------------------------------------------------
 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Washington
 ----------------------------------------------------------------------------
                                    : (7)  SOLE VOTING POWER
                                    :      1,932,134 shares held by
                                    :      the Barnard J. Gottstein
                                    :      Revocable Trust, for which
                                    :      Barnard J. Gottstein serves
                                    :      as Trustee.
                                    :----------------------------------------
  NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING POWER
  OWNED BY EACH REPORTING           :      0
  PERSON WITH                       :----------------------------------------
                                    : (9)  SOLE DISPOSITIVE POWER
                                    :      1,932,134 shares held by
                                    :      the Barnard J. Gottstein
                                    :      Revocable Trust, for which
                                    :      Barnard J. Gottstein serves
                                    :      as Trustee.
                                    :----------------------------------------
                                    :(10)  SHARED DISPOSITIVE POWER
                                    :      0
 ----------------------------------------------------------------------------
 (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,932,134 shares held by the Barnard J. Gottstein Revocable Trust, for which Barnard J. Gottstein serves as Trustee.
 ----------------------------------------------------------------------------
 (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                   /  /

 ----------------------------------------------------------------------------
 (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.42%
 ---------------------------------------------------------------------------
 (14) TYPE OF REPORTING PERSON*
      OO



               CUSIP No. M40868107           13D
 ----------------------------------------------------------------------------
 (1)  NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Barnard J. Gottstein
 ----------------------------------------------------------------------------
 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  ___
                                              (a)/  /
                                              (b)/X /
 ----------------------------------------------------------------------------
 (3)  SEC USE ONLY

 ----------------------------------------------------------------------------
 (4)  SOURCE OF FUNDS*
      PF, OO
 ----------------------------------------------------------------------------
 (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                          ___
                                                 / X/
 ----------------------------------------------------------------------------
 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      UNITED STATES
 ----------------------------------------------------------------------------
                                    : (7)  SOLE VOTING POWER
                                    :      1,932,134 shares held by
                                    :      the Barnard J. Gottstein
                                    :      Revocable Trust, for which
                                    :      Barnard J. Gottstein serves
                                    :      as Trustee.
                                    :----------------------------------------
  NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING POWER
  OWNED BY EACH REPORTING           :      0
  PERSON WITH                       :----------------------------------------
                                    : (9)  SOLE DISPOSITIVE POWER
                                    :      1,932,134 shares held by
                                    :      the Barnard J. Gottstein
                                    :      Revocable Trust, for which
                                    :      Barnard J. Gottstein serves
                                    :      as Trustee.
                                    :----------------------------------------
                                    :(10)  SHARED DISPOSITIVE POWER
                                    :      0
 ----------------------------------------------------------------------------
 (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,932,134 shares held by the Barnard J. Gottstein Revocable Trust, for which Barnard J. Gottstein serves as Trustee.
 ----------------------------------------------------------------------------
 (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                   /  /

 ----------------------------------------------------------------------------
 (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.42%
 ----------------------------------------------------------------------------
 (14) TYPE OF REPORTING PERSON*
      IN



               CUSIP No. M40868107           13D



      This Amendment No. 3 (the "Amendment") amends and supplements the Statement on Schedule 13D, dated September 29, 1998, as amended by Amendment No. 1, dated January 15, 1999, and Amendment No. 2, dated March 9, 1999 (the "Original Schedule 13D"), relating to the Ordinary Shares, par value NIS 0.10 per share (the "Shares"), of ESC Medical Systems Ltd., an Israeli corporation (the "Company"). Each of the Barnard J. Gottstein Revocable Trust, Barnard J. Gottstein, as trustee of the Barnard J. Gottstein Revocable Trust, and Barnard J. Gottstein, as an individual (collectively, the "Reporting Persons"), are filing this Amendment to update the information with respect to the Reporting Persons' purposes and intentions with respect to the Shares. As previously discussed in the Original Schedule 13D, Mr. Gottstein has reached an understanding with Mr. Arie Genger (who has previously filed his own Schedule 13D along with TPR Investment Associates, Inc., Trans-Resources, Inc., Haifa Chemicals Ltd. and Haifa Chemicals Holdings Ltd. (all of which are directly or indirectly controlled by Mr. Genger, being collectively called the "TRI Entities")) to work together to achieve certain of these purposes, with the result that the Reporting Persons may be deemed to have formed a "group" with the TRI Entities. The Reporting Persons and the TRI Entities expressly disclaim any such "group" membership between the Reporting Persons and the TRI Entities.


 ITEM 4.   PURPOSE OF TRANSACTION.

      Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

      On March 22, 1999, the legal representative of Mr. Arie Genger and Mr. Barnard J. Gottstein sent a letter to the legal representative of the Company, advising the Company of the names of the directors that have been proposed by Messrs. Genger and Gottstein to replace two management directors (other than Dr. Eckhouse) and one non-management director selected by the Company's present Board of Directors (other than the representative of Trans-Resources, Inc.). A copy of such letter is attached hereto as Exhibit 2.

      Other than as described above and as previously described in the Original Schedule 13D, the Reporting Persons do not have any present plans or proposals which relate to or would result in (although they reserve the right to develop such plans or proposals) any transaction, change or event specified in clauses (a) through (j) of Item 4 of the form of Schedule 13D.


 ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

      Item 5 of the Original Schedule 13D is hereby amended as follows:

      (a) The percentage of the class of such Shares beneficially owned by the Reporting Persons is 7.42%. The percentage is based upon 26,027,000 Shares, which represents the weighted average number of shares outstanding during the three-month and twelve-month periods ended December 31, 1998, as reported in the Company's Form 6-K which was filed with the Securities and Exchange Commission on February 16, 1999.


 ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

      Item 7 of the Original Schedule 13D is hereby amended to add the following exhibit:

      Exhibit 2: Letter, dated March 22, 1999, from the legal representative of Messrs. Genger and Gottstein to the legal representative of the Company



                                 SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated: March 22, 1999


                                /s/ Barnard J. Gottstein
                                ------------------------------------
                                Barnard J. Gottstein
                                Individually and as Trustee of the Barnard
                                J. Gottstein Revocable Trust


                                BARNARD J. GOTTSTEIN REVOCABLE TRUST


                                /s/ Barnard J. Gottstein
                                -------------------------------------
                                Barnard J. Gottstein
                                Trustee



                               EXHIBIT INDEX


 Exhibit
 Number           Title                                         Page

 2           Letter, dated March 22, 1999, from                  9
             Mr. Barnard J. Gottstein and Mr.
             Arie Genger to the Company